Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

CH2M and Jacobs: A winning combination

Together, we create a premier global consulting, design, engineering, construction, operations and maintenance firm with a common vision of providing innovative solutions for a more connected, sustainable world.

We create a premier global consulting, design, engineering, construction and maintenance firm with a common purpose of providing innovative solutions for a more connected, sustainable world.

We have more similarities than differences on matters of strategy, industry prominence, a focus and dedication to safety, ethics, sustainability, the well-being of employees, and serving clients with the highest distinction. Together, we will have financial strength to invest in growth for a promising future.

Required Media Protocol

With our agreement for CH2M to be acquired by Jacobs comes a heightened requirement for us to manage all media contact in close coordination with one another.

Without exception, employees must refer all media inquiries, regardless of topic, to Lorrie Paul Crum at Lorrie.Crum@CH2M.com or Michelle Jones at Michelle.Jones@CH2M.com, to manage in concert with Jacobs taking the lead.

We appreciate your understanding and adherence to this requirement.

Michelle will continue to lead internal and external communications for CH2M, working closely with Jacobs to manage all required reviews agreed with Jacobs, per the following provisions for public announcements:

Each of the Company, Parent and Merger Sub agrees that no public release or announcement (including, without limitation, internal written non-privileged announcements or internal scripts for oral non- privileged announcements, in each case, that are broadly distributed or broadly made available to the general employee population of the Company regarding the Merger between the date of this Agreement and the Closing) concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its commercially reasonable efforts to allow each other party reasonable time to review and comment on such release or announcement in advance of such issuance (and incorporate all such comments reasonably proposed). The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement will be a joint release of, and will not be issued prior to the approval of each of, the

Company and Parent. Notwithstanding the foregoing, the parties may, without the prior consent of the other party, reasonably disseminate information previously included in a press release or other public disclosure made pursuant to this paragraph, Section 5.8 of the Agreement.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.